                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 5)

                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)


  Common Stock, par value $.16-2/3                 460200-10-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


                           Joseph Schollenberger
                     Great South Beach Improvement Co.
                            16 West River Road
                               P.O. Box 521
                             Rumson, NJ  07760
                              (908) 842-4886
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              August 23, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 12 Pages)

 CUSIP No. 460200-10-8                   13D           Page  of 12


     1     NAME OF REPORTING PERSON:    GSB Holdings, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.8%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D           Page  of 12


     1     NAME OF REPORTING PERSON:    Great South Beach Improvement Co.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.8%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D           Page  of 12


     1     NAME OF REPORTING PERSON:    David H. Clarke

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       26,467
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  26,467
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       666,467
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.0%

    14     TYPE OF REPORTING PERSON:    IN

               This Statement amends and restates the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by GSB Holdings, Inc. ("GSB"), Great South Beach Improvement Co. ("Improvement"), and David H. Clarke (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"), as previously amended by Amendments Nos. 1 through 4 thereto.

     Item 1.   Security and Issuer.
               -------------------
               This statement relates to the Common Stock issued by the Company. The address of the principal executive office of the Company is 35 Braintree Office Hill Park, Braintree, Massachusetts 02184-9078.

     Item 2.  Identity and Background.
              -----------------------
               (a) - (c), (f) Improvement, a New York corporation, is principally engaged in real estate development.

               GSB, a Delaware corporation, is engaged principally in the business of holding investments. GSB is a wholly-owned subsidiary of Improvement.

               The principal business address of each of the Beneficial Owners and the name, business address, citizenship and principal occupation or employment of each director and executive officer of each of the Beneficial Owners are listed on Schedule A.

               (d) - (e) Neither any of the Beneficial Owners nor, to the best of their knowledge, any of their respective directors and executive officers has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------
               Not applicable.





























     NYFS02...:\13\51513\0116\1323\FRM82494.Y60

     Item 4.  Purpose of Transaction.
              ----------------------
               On August 23, 1994, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among GRR, Inc. ("Parent"), GRR Acquisition Corp. ("Purchaser") and the Company. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Purchaser will merge with and into the Company (the "Merger") and each share of Common Stock will be converted into the right to receive $9.00 per share in cash. The Beneficial Owners have been advised that the business address of Parent and Purchaser is c/o 399 Ventures, Inc., 399 Park Avenue, New York, New York 10022 and that 399 Ventures, Inc. is an affiliate of Citicorp.

               As a condition to their willingness to enter into the Merger Agreement, GSB entered into a Shareholder Agreement, dated August 23, 1994, with Parent and Purchaser (the "Shareholder Agreement"). Pursuant to the Shareholder Agreement, GSB granted Parent and Purchaser an option (the "Option") to purchase all of the shares of Common Stock owned by it (the "Option Shares") at $9.00 per share.
     The Option is exercisable in whole (but not in part) at any time after
     (x) the Company terminates the Merger Agreement pursuant to Section 6.1(g) thereof and (y) the fair market value (as defined in the Shareholder Agreement) of the consideration with respect to the Qualifying Acquisition Proposal (as defined below) is or becomes less than or equal to $10.50 per share of Common Stock. Pursuant to
     Section 6.1(g) of the Merger Agreement, the Company may terminate the Merger Agreement if it receives, prior to shareholder adoption of the Merger Agreement, a proposal meeting certain criteria described in the Merger Agreement regarding an acquisition or purchase of all or a substantial portion of the Company's assets or equity, a merger or other business combination involving the Company or certain recapitalizations involving the Company (a "Qualifying Acquisition Proposal"), provided that it pays the Fee and Expenses (each as defined in the Merger Agreement) to Parent.

               Pursuant to the Shareholder Agreement, Parent and Purchaser have agreed, for the benefit of the Company's shareholders, that in the event they acquire the Option Shares upon exercise of the Option and the Qualifying Acquisition Proposal is not consummated, they will to use their best efforts to consummate a merger with the Company or other similar transaction (on terms substantially similar to the Merger Agreement) as soon as practicable thereafter which results in all shareholders (other than Parent and Purchaser) receiving consideration of not less than $9.00 per share of Common Stock in cash (the per share exercise price of the Option).




























     NYFS02...:\13\51513\0116\1323\FRM82494.Y60

               Pursuant to the Shareholder Agreement, GSB agreed to vote all Option Shares in favor of the Merger and in the manner specified by Parent or Purchaser with respect to any other matter which, in Parent or Purchaser's reasonable judgment, may contradict any provision of the Shareholder Agreement or the Merger Agreement, make it more difficult for or less desirable to Parent and Purchaser to consummate the Merger or delay or hinder the consummation of the Merger; provided, that GSB has not agreed to vote against a Qualifying Acquisition Proposal unless the Option has been exercised and the exercise price has been tendered to GSB (in which event Parent and Purchaser shall have the obligation to use their best efforts to effect a merger or similar transaction involving the Company, as described in the preceding paragraph). In addition, GSB granted an irrevocable proxy to Parent and Purchaser to vote all the Option Shares as described in the preceding sentence.

               In the Shareholder Agreement, GSB has also agreed not to sell, exchange, pledge, encumber or otherwise transfer or dispose of, or agree to sell, exchange, pledge, encumber or otherwise transfer or dispose of, any Option Shares, or any interest therein, except upon exercise of the Option or pursuant to the Merger Agreement. In addition, GSB agreed to certain non-solicitation provisions.

               Concurrently with the execution of the Shareholder Agreement, HM Holdings, Inc., another shareholder of the Company, entered into a substantially identical agreement with Parent and Purchaser. Parent and Purchaser agreed that they would not exercise or terminate the Option without also exercising or terminating the option granted by HM Holdings, Inc. David H. Clarke is a director and executive officer of HM Holdings, Inc., which is an indirect, wholly-owned subsidiary of Hanson PLC.

               A copy of the Shareholder Agreement has been filed as
     Exhibit 3 to this Amendment No. 5 and is incorporated herein by reference.

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------
               (a), (b) (i) As of the date of this Amendment, GSB was the direct beneficial owner of 640,000 shares of Common Stock, which constitute approximately 5.8% of the 11,113,269 shares of Common Stock outstanding as of August 23, 1994.

                (ii) By virtue of its ownership of all of the outstanding shares of capital stock of GSB, Improvement may be





























     NYFS02...:\13\51513\0116\1323\FRM82494.Y60
     deemed to be, for purposes of this Schedule 13D, beneficial owner of all the shares of Common Stock beneficially owned by GSB.

               (iii) By virtue of his controlling interest in Improvements, Mr. Clarke may be deemed to be, for purposes of this
     Schedule 13D, beneficial owner of all the shares of Common Stock beneficially owned by Improvements. In addition, as of the date of this Amendment, David H. Clarke was the direct beneficial owner of 26,467 shares of Common Stock, which represent approximately 0.2% of the outstanding Common Stock. Mr. Clarke disclaims beneficial ownership of an aggregate of 31,600 shares of Common Stock directly owned by his wife, Leslie M. Clarke, and children; 3,680,000 shares of Common Stock beneficially owned by HM Holdings, Inc.; and any other shares of Common Stock that may be beneficially owned by directors, executive officers and/or employees of Hanson PLC and its subsidiaries, directly or through individual employee savings plan accounts.

                (iv) As of the date of this Amendment, Leslie M. Clarke was the direct beneficial owner of 500 shares of Common Stock, which represent less than .01% of the outstanding Common Stock.

               (c) Except as set forth above, none of the Beneficial Owners has effected any transactions in the Common Stock during the past 60 days.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

               The description of the Shareholder Agreement contained in
     Item 4 is incorporated in this Item 6 by reference.

               GSB and the Company are parties to a Registration Rights Agreement, dated as of August 20, 1991, which allows GSB certain registration rights with respect to the shares of Common Stock owned by it. The Company agreed, if requested, to include no less than 50,000 shares of Common Stock owned by GSB in any registration statement it otherwise files (other than registration statements relating to employee stock options). GSB agreed to observe the same lock-ups with regard to the sale of the shares of Common Stock owned by it as the Company agrees to, if any, in connection with such registration statement if so requested by the managing underwriter. The Company and GSB also

























     NYFS02...:\13\51513\0116\1323\FRM82494.Y60
     agreed to indemnify each other for certain liabilities that may arise in connection with any such registration statement.

               Except for the agreements described or referred to in this
     Item 6, and the Group Agreement filed as Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Beneficial Owners, as named in Item 2, or between any of the Beneficial Owners and any person, with respect to the securities of the Company.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               The following is filed herewith as an Exhibit to this
     Amendment:

               1. Group Agreement, dated August 26, 1994, by and among Improvement, GSB and David H. Clarke.

               2. Registration Rights Agreement, dated as of August 20, 1991, by and between GSB and the Company (incorporated by reference to Amendment No. 4 to this Schedule 13D).

               3. Shareholder Agreement, dated August 23, 1994, by and among Parent, Purchaser and GSB Holdings, Inc.
















































     NYFS02...:\13\51513\0116\1323\FRM82494.Y60

                                   SIGNATURES
                                   ----------
               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 26, 1994



                         GREAT SOUTH BEACH IMPROVEMENT CO.


                         By:  /s/ David H. Clarke
                              ------------------------------
                              David H. Clarke
                              Vice President



                         GSB HOLDINGS, INC.


                         By:  /s/ David H. Clarke
                              ------------------------------
                              David H. Clarke
                              Vice President



                         /s/ David H. Clarke
                         -----------------------------------
                         DAVID H. CLARKE







































     NYFS02...:\13\51513\0116\1323\FRM82494.Y60

                                                                 Schedule A
                                                                 ----------

     1.  GREAT SOUTH BEACH IMPROVEMENT CO.

               Set forth below are the name, business address and position with Great South Beach Improvement Co. ("Improvement") and the present principal occupation or employment of each director, and executive officer (as defined in the regulations of the Securities and Exchange Commission (the "Commission")) of Improvement. The principal business address of Improvement is 16 West River Road, P.O. Box 521, Rumson, New Jersey, 07760 and, unless otherwise indicated, the business address of each person listed below is the aforesaid address. Each person listed below is a citizen of the United States.


                                         Position with Improvement
                                         and Present Principal
     Name and Business Address           Occupation or Employment
     -------------------------           ------------------------
      Leslie M. Clarke  . . . . . . .   Director, President and
                                        Secretary

      Joseph Schollenberger . . . . .   Executive Vice President

      David H. Clarke . . . . . . . .   Director, Vice President and
        Hanson Industries               Treasurer.  Mr. Clarke is a
        99 Wood Avenue South            Director of Hanson PLC and
        Iselin, NJ 08830                Deputy Chairman of Hanson
                                        Industries

      Robert J. Kennedy . . . . . . .   Director and Assistant
                                        Secretary

      Virginia S. Kennedy . . . . . .   Vice President








































     NYFS02...:\13\51513\0116\1323\FRM82494.Y60

                                                                 Schedule A
                                                                 ----------

     2.  GSB HOLDINGS, INC.

               Set forth below are the name, business address and position with GSB Holdings, Inc. ("GSB") and the present principal occupation or employment of each director and executive officer of GSB. The principal business address of GSB and, unless otherwise indicated, the business address of each person listed below is 16 West River Road, P.O. Box 521, Rumson, New Jersey, 07760. Each person listed below is a citizen of the United States.




                                                   Principal Occupation
      Name                    Position with GSB         or Employment
      ----                    -----------------    --------------------
      Leslie M. Clarke        Director and         See Part 1 of this
                                 President           Schedule A

      David H. Clarke         Director and Vice    See Part 1 of this
        Hanson Industries        President         Schedule A
        99 Wood Avenue South
        Iselin, NJ  08830

      Robert J. Kennedy       Director, Secretary  See Part 1 of this
                                 and Treasurer       Schedule A










































     NYFS02...:\13\51513\0116\1323\FRM82494.Y60

                           EXHIBIT INDEX


EXHIBIT NO.            DESCRIPTION
- -----------            -----------

1                      Agreement, dated August 26, 1994

3                      Shareholder Agreement, dated August 23, 1994